Exhibit 21.1

LIST OF SUBSIDIARIES OF CRM HOLDINGS, LTD.

Name	Jurisdiction of Incorporation or Organization	Parent	Percentage Ownership
Twin Bridges (Bermuda) Ltd.	Bermuda	CRM Holdings, Ltd.	100%
CRM USA Holdings Inc.	Delaware	CRM Holdings, Ltd.	100%
Compensation Risk Managers, LLC	New York	CRM USA Holdings	100%
Compensation Risk Managers of California, LLC	California	CRM USA Holdings	100%
Eimar, L.L.C.	New York	CRM USA Holdings	100%
Embarcadero Insurance Holdings, Inc.	California	CRM USA Holdings	100%
Majestic Insurance Company	California	Embarcadero	100%
Great Western Insurance Services, Inc.	California	Embarcadero	100%
CRM USA Holdings Trust I	Delaware	CRM USA Holdings	100%